As filed with the Securities and Exchange Commission on May 26, 2006
Reg. No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Ready Mix, Inc.
(Exact name of registrant as specified in its charter)

Nevada	86-0830443
(State or other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3430 East Flamingo Road, Suite 100
Las Vegas, NV 89121
(Address of principal executive offices)
EQUITY INCENTIVE PLAN
(Full title of plan)
Robert R. Morris, President
3430 East Flamingo Road, Suite 100
Las Vegas, NV 89121
(Name and address of agent for service)
(702) 433-2090
(Telephone number of agent for service)
CALCULATION OF REGISTRATION FEE

Title of Securities	Amount to be	Proposed Maximum	Proposed Maximum	Proposed Maximum
to be Registered	Registered	Offering Price Per Share	Aggregate offering Price	Registration Fee
Common Stock
($.001 par value)	675,000 (1)	$14.85 (2)	$10,023,750	$1,072

(1)	This Registration Statement also covers any additional common shares which may become issuable under the Registrant’s Equity Incentive Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding common shares of the Registrant.

(2)	Estimated solely for the purpose of determining the amount of registration fee and pursuant to Rules 457(c) and 457(h) of the General Rules and Regulations under the Securities Act of 1993, based upon the closing price per share on the American Stock Exchange of the Registrant’s common stock as of May 25, 2006.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
     Pursuant to the requirements of the Note to Part I of Form S-8 and Rule 428(b)(1) of the Rules under the Securities Act of 1933, as amended, the information required by Part I of Form S-8 is included in the resale prospectus which follows. The resale prospectus together with the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement constitute the Section 10(a) prospectus.
RESALE PROSPECTUS
     The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a prospectus, prepared on Form S-3, in accordance with General Instruction C to Form S-8, to be used in connection with resales of securities acquired under the Registrant’s Equity Incentive Plan by officers or directors of the Registrant, as defined in Rule 405 under the Securities Act of 1933, as amended.

RESALE PROSPECTUS
675,000 SHARES OF
COMMON STOCK
READY MIX, INC.
EQUITY INCENTIVE PLAN
     You should read this prospectus carefully before investing. We are offering on behalf of certain of our employees, officers, directors and consultants up to 675,000 shares of our $.001 par value common stock purchasable by such employees, officers, directors and consultants pursuant to common stock options granted under our Plan. As of this date 250,625 options issued under the Plan are outstanding.
     This prospectus will be used by our non-affiliates as well as persons who are “affiliates” to resell the shares. We will not receive any part of the proceeds of such sales although we will receive the exercise price for the stock options. Please see “Selling Stockholders” for a list of our affiliates who may offer their shares for sale. We refer to these individuals as “selling stockholders.”
     The selling stockholders may offer their common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. These future market prices are not currently known.
     Our common stock is traded on the American Stock Exchange under the symbol “RMX.” On May 25, 2006, the closing price for the common stock on the American Stock Exchange was $14.85 per share.
     See “Risk Factors” beginning on page 1 to read about factors you should consider before buying shares of our common stock.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     No person is authorized to give any information or to make any representation regarding the securities we are offering and investors should not rely on any such information. The information provided in the prospectus is as of this date only.
     The date of this prospectus is May 26, 2006.

AVAILABLE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, including Sections 14(a) and 14(c) relating to proxy and information statements, and in accordance therewith we file reports and other information with the Securities and Exchange Commission. Reports and other information which we file can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Washington, DC 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, NE, Washington, DC 20549 at prescribed rates. Our common stock is traded on the American Stock Exchange under the symbol “RMX.” Reports, proxy and information statements may also be inspected at the Commission’s Web site at http://www.sec.gov.
     We furnish annual reports to our shareholders which include audited financial statements. We may furnish such other reports as may be authorized, from time to time, by our Board of Directors.
     You may also want to refer to our Web site at http://readymixinc.com. Our Web site is not a part of this prospectus.
INCORPORATION BY REFERENCE
     Certain documents have been incorporated by reference into this prospectus, either in whole or in part, including but not limited to an Annual Report on Form 10-K for the year ended December 31, 2005 and any Current Reports on Form 8-K filed after January 1, 2006. We will provide without charge (1) to each person to whom a prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference (not including exhibits to the information unless such exhibits are specifically incorporated by reference into the information), and (2) documents and information required to be delivered to directors pursuant to Rule 428(b). Requests for any information shall be addressed to us at 3430 East Flamingo Road, Suite 100, Las Vegas, NV 89121, telephone (702) 433-2090.

 i

INTRODUCTION
     Since 1997, our operations have consisted principally of formulating, preparing and delivering ready-mix concrete to the job sites of our customers. We provide services to reduce our customers’ overall construction costs by lowering the installed, or in-place, cost of concrete. These services include the formulation of new mixtures for specific design uses, on-site and lab-based product quality control and delivery programs configured to meet our customers’ needs.
     We currently operate two ready-mix concrete plants in the metropolitan Phoenix, Arizona area, two ready-mix concrete plants in the metropolitan Las Vegas, Nevada area, a ready-mix plant in Moapa, Nevada, a sand and gravel crushing and screening facility in Moapa, which provides raw materials for our Las Vegas and Moapa ready-mix concrete plants and a crushing and screening plant located in the northwest corner of Arizona, about 40 miles northwest of Kingman, Arizona, which services our customers in Las Vegas, Nevada and the northwestern corner of Arizona. We also have a screening plant located in the northwest Las Vegas Metropolitan area, which services our customers in Las Vegas, Nevada.
RISK FACTORS
     The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.
All of our assets are collateral for some residual bonding obligations of Meadow Valley. Should Meadow Valley default on any of these particular obligations, our assets could be foreclosed upon and sold to satisfy these obligations.
     Prior to the closing of our initial public offering, we were a wholly-owned subsidiary of Meadow Valley Corporation. Meadow Valley, through another subsidiary, acts as a heavy construction contractor operating primarily in Arizona and Nevada. In order to bid upon and win awards for construction projects, Meadow Valley is required to provide bonds which guarantee to the owner of the project that Meadow Valley will fulfill its obligations under its construction contract with the owner. As of September 2005, we were no longer guaranteeing new construction contracts with our assets, but we are still obligated under the pre-existing bonding obligations. As of December 31, 2005, Meadow Valley had $13.5 million of payment and performance bonds that remain indemnified by us and to which our assets were pledged as collateral. This compares to $62.5 million of bonds that were collateralized by our assets as of June 30, 2005. The $13.5 million of remaining bonds are collateralized by $86.7 million of assets comprised of approximately $46.8 million of Meadow Valley assets and $39.9 million of our assets as of December 31, 2005. Upon the closing of the offering, we terminated our involvement in this indemnity agreement with the bonding company for new Meadow Valley projects, however, our assets will remain subject to the indemnity agreement for any bonds issued to Meadow Valley up to thirty days following our termination. Should Meadow Valley default on these obligations under its construction agreements, and should Meadow Valley’s assets not be sufficient to satisfy its obligations to the bonding company, then our assets could be foreclosed upon and sold pursuant to the indemnity agreement in order to satisfy Meadow Valley’s obligations. A loss of assets could significantly impair or terminate our ability to continue our operations.
We are and will continue to be subject to conflicts of interest resulting from Meadow Valley’s control of us, and we do not have any procedures in place to resolve such conflicts.

     Meadow Valley owns approximately 53% of our outstanding common stock and may be able to control our business. Additionally, Meadow Valley’s chief executive officer also serves us in a similar capacity, and all of Meadow Valley directors serve on our board of directors. We also sell a small amount of concrete to Meadow Valley. These relationships could create, or appear to create, potential conflicts of interest when Meadow Valley’s officers and directors are faced with decisions that could have different implications for Meadow Valley and us. These decisions could result in reducing our profitability or in a loss of our assets that are subject to claims by Meadow Valley’s creditors as previously discussed. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the investing public’s perception of us. We do not have any formal procedure for resolving such conflicts of interest.
At any given time, one or a limited number of customers may account for a large percentage of our revenue, which means that we face a greater risk of loss of revenue and a reduction in our profitability if we lose a major customer or if a major customer faces financial difficulties.
     At times, a small number of customers have generated a significant percentage of our revenue. For the twelve months ended December 31, 2005, one customer provided approximately 14.3% of our revenue and our ten largest customers provided approximately 53.4% of our revenue. In 2004, one customer provided approximately 15.4% of our revenue and our ten largest customers provided approximately 50.2% of our revenue. In 2003 no customer accounted for more than 10% of our revenue. Companies that constitute our largest customers vary from year to year, and our revenue from individual customers fluctuates each year. If we lose one or more major customers, or if any of these customers face financial difficulties, our revenue or the collectibility thereof could be substantially reduced, thereby reducing our profitability.
We may lose business to competitors who underbid us or who have greater resources to supply larger jobs than we have, and we may be otherwise unable to compete favorably in our highly competitive industry.
     Our competitive position in a given market depends largely on the location and operating costs of our ready-mix concrete plants and prevailing prices in that market. Price is a primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service, in addition to price, are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies offering simple mixes to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for larger jobs which are particularly price-sensitive. Competitors having greater financial resources than we do to invest in new mixer trucks or build plants in new areas also have competitive advantages over us.
We depend on third parties for cement and other supplies essential to operate our business. The loss of any such suppliers could impact our ability to provide concrete to, or otherwise service our customers, as well as our ability to retain and attract customers.
     We rely on third parties to provide us with supplies, including cement and other raw materials, necessary for our operations. We cannot be sure that these relationships will continue in the future or that raw materials will continue to be available to us when required and at a reasonable price. For instance, in recent years there has been a worldwide shortage of cement, which has caused cement prices, and therefore concrete prices, to rise. If our supply contracts are terminated or if we are unable to purchase cement or other raw materials in sufficient quantities to meet our needs, we might be unable to meet our supply commitments to our customers which would severely impact our ability to retain and attract customers.

Our operating results may vary significantly from reporting period to reporting period and may be adversely affected by the cyclical nature of the ready-mix concrete markets we serve, causing significant reductions in our revenue.
     Our business and the business environment which supports the ready-mix concrete business can be cyclical in nature. As a result, our revenue may be significantly reduced as a result of declines in construction in Nevada and Arizona caused by:
•	the level of residential and commercial construction in Nevada and Arizona;

•	the availability of funds for public or infrastructure construction from local, state and federal sources;

•	changes in interest rates;

•	variations in the margins of jobs performed during any particular quarter; and

•	the budgetary spending patterns of our customers.
     As a result, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year. Furthermore, negative trends in the ready-mix concrete industry or in our markets could reduce our revenue, thereby decreasing our gross profit and reducing our profitability.
Our business is seasonal, causing quarterly variations in our revenue and earnings, which in turn could negatively affect our stock price.
     The construction industry, even in Arizona and Nevada, is seasonal in nature, often as a result of adverse weather conditions, with significantly stronger construction activity in the second and third calendar quarters, than in the first and fourth quarters. Such seasonality or unanticipated inclement weather could cause our quarterly revenue and earnings to vary significantly. Because of our relatively small size, even a short acceleration or delay in filling customers’ orders can have a material adverse effect on our financial results in a given reporting period. Our varying quarterly results may result in a decline in our common stock price if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.
Governmental regulations covering the ready-mix concrete industry, including environmental regulations, may result in increases in our operating costs and capital expenditures and decreases in our earnings.
     A wide range of federal, state and local laws, ordinances and regulations apply to our production of ready-mix concrete, including:
•	zoning regulations affecting plant locations;

•	restrictions on street and highway usage;

•	limitations on noise levels; and

•	regulation of health, safety and environmental matters.
     In many instances, we must have various certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Governmental requirements that impact our ready-mix concrete operations also include those relating to air quality, solid waste management and water quality. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and expose us to liability for the conduct of, or conditions caused by others, or for our acts that may otherwise have complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of environmental conditions may require us to make material expenditures we currently do not anticipate, thereby decreasing our earnings, if any.
There are special risks related to our operating and internal growth strategies that could adversely affect our operating practices and overall profitability.
     One key component of our strategy is to operate our businesses on a decentralized basis, with local Phoenix and Las Vegas metro-wide management retaining responsibility for day-to-day operations, profitability and the internal growth of the local business. If we do not implement and maintain proper overall internal controls, this decentralized operating strategy could result in inconsistent operating and financial practices and our overall profitability could be adversely affected. Our internal growth will also be affected by local management’s ability to:
•	attract new customers and retain existing customers;

•	differentiate our company in a competitive market by successfully emphasizing the quality of our products and our service;

•	hire and retain mixer truck drivers and other specialized employees; and

•	place orders for new equipment on a timely basis to meet production needs.
The departure of key personnel could disrupt our business and limit our growth, as this growth requires the hiring of new local senior managers and executive officers.
     We depend on the continued efforts of our executive officers, some of whom are executive officers of Meadow Valley, and, in many cases, on our local senior management. In addition, any future growth will impose significant additional responsibilities on members of our senior management and executive officers. The success of our operations, which is based upon a decentralized management, will depend on recruiting new local senior level managers and officers, and we cannot be certain that we can recruit and retain such additional managers and officers. To the extent we are unable to attract and retain qualified management personnel, our growth could be limited and our business could be disrupted, resulting in decreased revenue and increased costs associated with the loss of experienced managers responsible for new client generating, marketing and cost containment efforts.
If some or all of our employees unionize, it could result in increases in our operating costs, disruptions in our business and decreases in our earnings.
     If our employees were to become represented by a labor union, we could experience disruptions of our operations caused by labor strikes or slow downs as well as higher ongoing labor costs, which could increase our overall costs to do business. In addition, the coexistence of union and non-union employees on particular jobs may lead to conflicts between these employees or impede our ability to integrate our operations efficiently. Labor relations matters affecting our suppliers could increase our costs, disrupt our supply chains and adversely impact our business.
Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses some of which may not be covered by insurance.
     Operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts will be accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using the working capital to maintain or expand our operations.
We may incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.
     Our operations involve providing ready-mix formulations that must meet building code or other regulatory requirements and contractual specifications for durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured or unindemnified formulation or product-related claim is resolved against us in the future, that resolution may increase our costs and reduce our profitability and cash flows.
Our revenue attributable to public works projects could be negatively impacted by a decrease or delay in governmental spending.
     Our business depends to some extent on the level of federal, state and local spending on public works projects in our markets. Reduced levels of governmental funding for public works projects or delays in that funding could significantly reduce our revenue and thereby reduce our cash flow and profitability.
SELLING STOCKHOLDERS
     This prospectus covers possible sales by our officers, directors and affiliates of shares they acquire through exercise of stock options (“options”) granted under our Equity Incentive Plan, which we refer to as the “Plan.” The names of such individuals who may be selling stockholders from time to time are listed below, along with the number of shares of common stock currently owned by them and the number of shares offered for sale. The address of each individual is in care of us at 3430 East Flamingo Road, Suite 100, Las Vegas, NV 89121.
     The following table shows, as of May 25, 2006:
•	the name of each selling stockholder;

•	how many shares the selling stockholder beneficially owns;

•	how many shares the selling stockholder can resell under this prospectus; and

•	assuming a selling stockholder sells all shares listed next to his name, how many shares the selling stockholder will beneficially own after completion of the offering.
     We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares that may be resold.

	Number of	Number of Shares	Number of Shares
Selling Stockholder	Shares Owned (1)	Offered for Sale (1)	Owned After the Offering
Bradley E. Larson	6,750	6,750	0
Robert R. Morris	67,500	67,500	0
Robert A. DeRuiter	51,125	50,625	500
Clint Tryon	6,750	6,750	0
Kenneth D. Nelson	7,750	6,750	1,000
Alan A. Terril	6,750	6,750	0
Charles R. Norton	6,750	6,750	0
Charles E. Cowan	6,750	6,750	0
Dan H. Stewart	6,750	6,750	0
Don A. Patterson	6,750	6,750	0

(1)	Includes all stock options exercisable under the Plan, regardless of vesting.
PLAN OF DISTRIBUTION
     We have been advised by the selling stockholders that they intend to sell all or a portion of the shares offered from time to time on the American Stock Exchange and that sales will be made at prices prevailing on the American Stock Exchange at the times of sale. The selling stockholders may also make private sales directly or through brokers who may act as agents or principals. Further, the selling stockholders may choose to dispose of their shares by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any participating brokers may be deemed to be underwriters within the meaning of the Securities Act of 1933.
     Any broker-dealer participating as agent for the selling stockholders or for the purchasers may receive commissions. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above), in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with these resales may pay to or receive commissions from the purchasers.
     We have advised the selling stockholders that Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales in the market and have informed them of the possible need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and, if any broker-dealers purchase shares as principal, any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.
     Upon notification by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act of 1933, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which the shares were sold by the selling stockholders, the commissions paid or discounts or concessions allowed by the selling stockholders to such broker-dealer(s), and where applicable, that the broker-dealer(s) did not conduct any investigation to verify the information set forth in this resale prospectus.
     Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 and 701 under the Securities Act may be resold under Rule 144 rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our “affiliate,” is entitled to sell within any three month period “restricted shares” beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in shares of common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or our affiliate. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding us. A person who has not been our “affiliate” at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or the other requirements of Rule 144, provided that at least one year has elapsed since the shares were acquired from us or our affiliate. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of us who purchases shares from us in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell these shares in reliance on Rule 144, but without compliance with the certain restrictions contained in Rule 144.
SEC POSITION REGARDING INDEMNIFICATION
     Our Articles of Incorporation and Bylaws provide for indemnification of officers and directors, among other things, in instances in which they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in that Act and is therefore unenforceable.
DESCRIPTION OF THE PLAN
Equity Incentive Plan
     In January 2005, we adopted an equity incentive plan, which we refer to as our Plan, which provides for the grant of options intended to qualify as “incentive stock options” and “non-statutory stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986 together with the grant of bonus stock and stock appreciation rights at the discretion of our Board of Directors. Incentive stock options are issuable only to our eligible officers, directors and key employees. Non-statutory stock options are issuable only to our non-employee directors and consultants.
     The Plan is administered by our Compensation Committee. Currently, we have 675,000 shares of common stock reserved for issuance under the Plan. Under the Plan, the Board of Directors determines which individuals shall receive options, grants or stock appreciation rights, the time period during which the rights may be exercised, the number of shares of common stock that may be purchased under the rights and the option price.

     With respect to stock options, the per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option on the date of grant. The option price for non-statutory options is established by the Board and may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant.
     No options may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option may only be exercisable by the optionee. Options may be exercised only if the option holder remains continuously associated with us from the date of grant to the date of exercise, unless extended under the Plan grant. Options under the Plan have no expiration date and the exercise date of an option cannot be longer than 10 years from the date of grant, but can be shorter when established by the plan administrator. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by us become available once again for issuance. Shares issued upon exercise of an option rank equally with other shares then outstanding.
     Currently, we have granted under the Plan an aggregate of 250,625 stock options to officers, directors, employees and consultant at an exercise price equal to the fair market value at the date of grant. Thirty-three percent of the options are exercisable after one year of continuous service to us, sixty-six percent after two years of continuous service and one hundred percent after three years of continuous service.
APPLICABLE SECURITIES LAW RESTRICTIONS
     If the optionee is deemed to be an “affiliate” (as that term is defined under the Securities Act of 1933, as amended), the resale of the shares purchased upon exercise of options covered hereby will be subject to certain restrictions and requirements. Our legal counsel may be called upon to discuss these applicable restrictions and requirements with any optionee who may be deemed to be an affiliate, prior to exercising an option.
     In addition to the requirements imposed by the Securities Act of 1933, the antifraud provisions of the Securities Exchange Act of 1934 and the rules thereunder (including Rule 10b-5) are applicable to any sale of shares acquired pursuant to options.
     Up to 675,000 shares may be issued under the Plan. Common shares outstanding and those to be issued upon exercise of options are fully paid and non-assessable, and each share of stock is entitled to one vote at all shareholders’ meetings. All shares are equal to each other with respect to lien rights, liquidation rights and dividend rights. There are no preemptive rights to purchase additional shares by virtue of the fact that a person is a shareholder of the Company. Shareholders do not have the right to cumulate their votes for the election of directors.
     Our directors must comply with certain reporting requirements and resale restrictions pursuant to Sections 16(a) and 16(b) of the Securities Exchange Act of 1934 and the rules thereunder upon the receipt or disposition of any options.
TAX CONSEQUENCES
     Upon exercise of a non-qualified option, the optionee will be taxed, as ordinary income, on the difference between the exercise price of the option and the fair market value of the underlying shares on the date of exercise. The fair market value then becomes the optionee’s basis in the underlying shares.

LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed on for us by Gary A. Agron, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111. Mr. Agron owns 6,750 options issued under the Plan.
EXPERTS
     Our financial statements incorporated by reference to our Annual Report on Form 10-K covering the years ended December 31, 2005 and 2004, were audited by Semple and Cooper LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein by reference.

PART I. Information Required In The Section 10(a) Prospectus
Item 1. Plan Information
     The documents containing the information specified in Item 1 will be sent or given to participants in the Registrant’s Equity Incentive Plan as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
Item 2. Registrant Information, the Equity Incentive Plan
     Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus), other documents required to be delivered to eligible employees, non employee directors and consultants, pursuant to Rule 428(b) or additional information about the Equity Incentive Plan are available without charge by contacting:
Clint Tryon, Chief Financial Officer
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040
PART II. Information Required In The Registration Statement
Item 3. Incorporation of Documents by Reference
     The Registrant hereby incorporates by reference into this Registration Statement the following documents previously filed with the SEC. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:
(a)	The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

(b)	Any Current Reports filed by the Registrant on Form 8-K filed with the SEC subsequent to January 1, 2006.

(c)	The description of the Registrant’s common stock contained in the Registrant’s Registration Statement on Form 8-A declared effective on August 23, 2005.
Item 4. Description of Securities
     Not Applicable
Item 5. Interests of Named Experts and Counsel
     Gary A. Agron, who will pass upon the validity of the shares offered by the prospectus, owns options to purchase 6,750 shares of the Registrant’s common stock exercisable at $11.00 per share.

Item 6. Indemnification of Directors and Officers
     The Registrant’s Articles of Incorporation, as amended (the “Articles”), provide that the liability of the Registrant’s directors for monetary damages for breach of fiduciary duty is eliminated to the fullest extent permitted by Nevada law and that the Registrant’s officers and directors shall be indemnified by the Registrant against any liability to the fullest extent permitted by Nevada law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
     The Registrant’s Bylaws, as amended, provide that the Registrant shall indemnify the currently acting and former directors, officers, employees and agents of the Registrant or another corporation, partnership, joint venture, trust, association or other enterprise against reasonably incurred expenses, judgments, penalties, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined that such person reasonably believed (i) in the case of conduct in his official capacity with the Registrant, that his conduct was in the Registrant’s best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the Registrant’s best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful.
Item 7. Exemption from Registration Claimed
     None
Item 8. Exhibits

Number	Exhibit

4.1	Equity Incentive Plan (1)

5.1	Opinion of Gary A. Agron

23.1	Consent of Semple and Cooper LLP, an independent registered public accounting firm

23.2	Consent of The Law Office of Gary A. Agron is contained in Exhibit 5.1

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, Exhibit 10.1, File Number 333-122754, declared effective on August 23, 2005.
Item 9. Undertakings
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
               To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of an amendment to a filing on Form S-8 and authorized this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada on May 26, 2006.

Ready Mix, Inc.
By:	/s/ Bradley E. Larson
Bradley E. Larson
Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 26, 2006.

Name	Title

/s/ Bradley E. Larson	Chief Executive Officer, Principal Executive

Bradley E. Larson	Officer and Director

/s/ Robert R. Morris	President and Director

Robert R. Morris

/s/ Clint Tryon	Chief Financial Officer, Principal Financial and

Clint Tryon	Accounting Officer, Secretary and Treasurer

/s/ Kenneth D. Nelson	Vice President and Director

Kenneth D. Nelson

/s/ Charles R. Norton	Director

Charles R. Norton

/s/ Charles E. Cowan	Director

Charles E. Cowan

/s/ Dan H. Stewart	Director

Dan H. Stewart

/s/ Don A. Patterson	Director

Don A. Patterson

EXHIBIT INDEX

Number	Exhibit

4.1	Equity Incentive Plan (1)

5.1	Opinion of Gary A. Agron

23.1	Consent of Semple and Cooper LLP, an independent registered public accounting firm

23.2	Consent of The Law Office of Gary A. Agron is contained in Exhibit 5.1

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, Exhibit 10.1, File Number 333-122754, declared effective on August 23, 2005.